Exhibit 99.1

Immuron lodges 20-F – USA Annual Report

Melbourne, Australia, November 1, 2018: Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian microbiome biopharmaceutical company wishes to advise that it has today filed its Annual Report on Form 20-F containing audited consolidated financial statements for the year ended June 30, 2018 with the US Securities and Exchange Commission. The annual report is available on the Immuron website (https://www.immuron.com.au/corporate-directory-and-governance/).

The Company has also filed the XBRL interactive data file with the US Securities and Exchange Commission, which is available via the company website at: https://www.immuron.com.au/corporate-directory-and-governance/

A copy of the Form 20-F has been appended to this announcement.

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COMPANY CONTACT:	USA INVESTOR RELATIONS:	AUS INVESTOR RELATIONS:
Jerry Kanellos	Dave Gentry - CEO	Peter Taylor
Chief Executive Officer (Interim)	RedChip Companies, Inc.	NWR Communications
Ph: +61 (0)3 9824 5254	US Ph: +1 (407) 491 4498	Ph: +61 (0)4 1203 6231
jerrykanellos@immuron.com	dave@redchip.com	peter@nwrcommunications.com.au

ABOUT IMMURON:

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian microbiome biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases. Immuron has a unique and safe technology platform that enables a shorter development therapeutic cycle. The Company currently markets and sells Travelan® for the prevention of Travelers’ Diarrhoea and its lead clinical candidate, IMM-124E, is in Phase II clinical trials for Non-Alcoholic Steatohepatitis (NASH), Severe Alcoholic Hepatitis (SAH) and Pediatric Non-Alcoholic Fatty Liver Disease (NAFLD). Immuron’s second clinical stage asset, IMM-529, is targeting Clostridium difficile Infections (CDI). These products together with the Company’s other preclinical immunotherapy pipeline products targeting immune-related diseases currently under development, will meet a large unmet need in the global immunotherapy market.

For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.